October 10, 2017

William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	Amazon.com, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 10, 2017
Form 10-Q for the Quarter Ended June 30, 2017
Filed July 28, 2017
File No. 0-22513

Dear Mr. Thompson:

We received your comment letter dated September 27, 2017, on the above-referenced filings, which requests a response by October 12, 2017. Pursuant to our request to Mr. Danilo Castelli for a ten business day extension, we hereby confirm that we will respond to the comment letter on or before October 26, 2017.

Very truly yours,

/s/ Mark F. Hoffman

Mark F. Hoffman
Vice President & Associate General Counsel and
Assistant Secretary
Amazon.com, Inc.

cc:	Ta Tanisha Meadows, Staff Accountant
Division of Corporation Finance

Danilo Castelli, Staff Attorney
Division of Corporation Finance

October 10, 2017

Lilyanna Peyser, Special Counsel
Division of Corporation Finance

Shelley L. Reynolds
Vice President, Worldwide Controller
Amazon.com, Inc.

David A. Zapolsky
Senior Vice President, General Counsel, and Secretary
Amazon.com, Inc.

Ronald O. Mueller
Partner
Gibson, Dunn & Crutcher LLP